CONSOLIDATED WATER CO. LTD.
The Regatta Office Park
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-4277

January 19, 2012

VIA EDGAR AND FAX (202-772-9361)

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0405

RE:	Consolidated Water Co. Ltd. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 9, 2011
SEC File No. 0-25248

Dear Mr. Mew:

We are responding to your December 29, 2011 comment letter. For your reference, we included each comment in the letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

1.
Your current disclosure in this section does not provide investors with a discussion of the ongoing challenges with regard to water sales with various governments in the territories in which you conduct business.  Revise your disclosure in this section to discuss those trends and external factors you anticipate may affect your operating environment and ultimately could affect your results of operations.  Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response:

We will expand our disclosure in this section of our 2011 Form 10-K to discuss (i) the ongoing challenges with regard to water sales with various governments in the territories in which we conduct business; and (ii) those trends and external factors we anticipate may affect our operating environment and that ultimately could affect our results of operations.  Such expanded disclosure will include discussion of the potential impact on our results of operations of the on-going retail license negotiations and the recent water-related legislative changes in the Cayman Islands, the financial difficulties recently experienced by the Water and Sewerage Corporation of the Bahamas that required the Government of the Bahamas to pay our invoices on behalf of WSC, and the litigation between our affiliate and the Government of the British Virgin Islands.

Material Expenditures and Commitments, page 42

2.	Please revise your tabular presentation to include a total for each column of amounts presented. Refer to Item 303(a)(5)(i) of Regulation S-K.

Response:

We will include a total for each column of amounts presented in the tabular presentation of these amounts included in our 2011 Form 10-K.

3.
Please revise to include the contractual obligations and commitments related to your legally binding construction projects for the periods presented, or explain to us what line item they are included in or why you do not believe these commitments should be included.  Refer to Item 303(a)(5)(i) of Regulation S-K.

Response:

We do not believe these commitments should be included in the tabular presentation.  Item 303(a)(5)(i) of Regulation S-K  requires registrants to provide the information with respect to the known contractual obligations described in the the table set forth in paragraph (a)(5)(i), specifically  long-term debt, capital leases, operating leases, purchase obligations, and other long-term liabilities reflected on the registrant’s balance sheet under GAAP.  Contruction project commitments are not listed in the table, are not included in the four definitions for the table set forth under the accompanying paragraph (a)(5)(ii), and are not liabilities that are reflected on our balance sheet.  Our construction commitments/contracts result in plant assets that are either sold or recorded as fixed assets.  Construction projects accounted for under the percentage of completion method and capital expenditures fall outside of the scope of Item 303(a)(5)(i) and (ii).

Notes to Consolidated Financial Statements, page 50

Note 2.  Accounting Policies, page 50

Goodwill and Intangible Assets, page 51

4.	We note your disclosure that you test goodwill for impairment at least annually. Please revise your disclosure to state the time of the year in which you perform your annual goodwill impairment test.

Response:

We will add the additional language underlined below to our goodwill disclosure in Note 2 to the Consolidated Financial Statements included in our 2011 Form 10-K.

“The Company annually evaluates the possible impairment of goodwill as part of its financial reporting process for the fourth quarter of each fiscal year.”

5.
We note you concluded the carrying amount of your goodwill was not impaired in fiscal 2010.  However, we note the continuing concerns you have disclosed regarding the retail segment contingency issue with the Cayman Islands government.  We also note the very significant decline in your market capitalization over the past two years.  In this regard, provide to us a summary of your Step 1 results from your most recent annual goodwill impairment test.  Further, provide to us a reconciliation of the fair value of your reporting units to your market capitalization as of September 30, 2011 and explain the underlying reasons for the difference.  Lastly, explain to us and revise your critical accounting policies disclosure to discuss the significant estimates, factors and assumptions used in your goodwill impairment tests.

Response:

As discussed in our response to your comment 4, we are presently evaluating the possible impairment of goodwill as part of our fourth quarter and year-end reporting process and have not completed a Step 1 analysis since our analysis for 2010 that was performed as of October 1, 2010.  The summary of the results of that analysis and a reconciliation of the fair value of our reporting units to their carrying values is as follows:

	Fair Value of	Book Value of
Reporting Unit	Invested Capital	Invested Capital
	(in 1,000s)

Retail segment	$81,300	$74,522
Bulk segment	96,100	67,628
Services segment	15,000	4,630

Subtotal	192,400	$146,780
Less debt	18,646
Fair Value of Equity	$173,754

As of October 1, 2010, our market capitalization was $141.4 million, as compared to our computed fair value of $173.8 million per the step 1 analysis above.  This difference represented a 23% premium to our market capitalization.  Since our stock trades on a minority interest basis, we assessed the reasonableness of this implied control premium when compared to observable control premiums for the industry and the market in general.  The median observable control premiums, for all transactions and financial only transactions, were 31% and 56%, respectively, for the industry, and 25% and 21%, respectively, for the market in general (Factset Mergerstat / BVR Control Premium Study).  Accordingly, we deemed reasonable the implied control premium and the overall valuation of our Company and its reporting units.

The significant estimates, factors and assumptions used in our analysis are set forth in the following additional language, which will be updated through December 31, 2011 and incorporated in our goodwill disclosure in Note 2 to the Consolidated Financial Statements to be included in our 2011 Form 10-K.

“For each of the years in the three-year period ended December 31, 2010 the Company estimated the fair value of each of its reporting units by applying the discounted cash flow method, the subject company stock price method, the guideline public company method, and the mergers and acquisitions method.

The discounted cash flow method relied upon a five-year discrete projection of operating results, working capital and capital expenditures, along with a terminal value subsequent to the discrete period.  These five-year projections were based upon historical and anticipated future results, general economic and market conditions, and considered the impact of planned business and operational strategies. The discount rates for the calculations represented the estimated cost of capital for market participants at the time of each analysis.

The Company also estimated the fair value of each of its reporting units for each of the years in the three-year period ended December 31, 2010 through reference to the quoted market prices for the Company and guideline companies and the market multiples implied by guideline merger and acquisition transactions.  The Company also performed an analysis reconciling the conclusions of value for the reporting units to the Company’s market capitalization at October 1, 2010.”

Based upon its discounted cash flows and market price analyses, no impairment charges were required for the Company’s goodwill for any of the years in the three year period ended December 31, 2010.”

Note 16.  Segment Information, page 62

6.
We note your disclosure regarding the three reportable segments.  Please tell us and expand your disclosure to indicate the factors used to identify your reportable segments, including the basis of organization.  Refer to FASB ASC 280-10-50-21.

Response:

The following information will constitute the first paragraphs of the Segment Information footnote of the Consolidated Financial Statements included in our 2011 Form 10-K:

“The Company has three reportable segments: retail, bulk and services.  The retail segment operates the water utility for the Seven Mile Beach and West Bay areas of Grand Cayman Island pursuant to an exclusive license granted by the Cayman Islands government.  The bulk segment supplies potable water to government utilities in Grand Cayman, the Bahamas and Belize under long-term contracts.  The services segment designs, constructs and sells desalination plants and provides desalination plant management and operating services to third parties.

The accounting policies of the segments are consistent with those described in Note 1.    The Company evaluates each segment’s performance based upon its income from operations. All intercompany transactions are eliminated for segment presentation purposes.

The Company’s segments are strategic business units that are managed separately because, while all segments derive their revenues from desalination-related activities, each segment sells different products and/or services, serves customers with distinctly different needs and generates different gross profit margins.”

Note 19.  Stock Based Compensation, page 64

7.
We note you changed the expected volatility weighted average assumption used in the stock option pricing model from 68.62% in 2009 to 16.33% in 2010 to determine the estimated fair value of stock options.  Please explain to us and revise future filings to disclose the reason for the significant change in this assumption.  Refer to FASB ASC 718-10-50-2(f).

Response:

The 16.33% represents an error in the 2010 footnote. The percentage that should have been presented for 2010 is 56.97%.  This error will be corrected in the 2010 information included in the corresponding footnote presented in our 2011 Form 10-K.

  Form 10-Q for Fiscal Quarter Ended September 30, 2011

  Notes to Condensed Consolidated Financial Statements, page 7

  Note 7.  Investment in OC-BVI, page 12

  Baughers Bay Dispute, page 13

8.
We note from your disclosure that you anticipate a ruling from the Appellate Court by the end of 2011 on the appeals filed by OC-BVI and the BVI government relating to the Baughers Bay dispute.  Further, we note your disclosure that the $5.4 million amount due from the BVI government still remains outstanding from the $10.4 million judgment awarded by the Courts.  Please provide us with an update through the date of your response on the status of the relevant matters relating to this dispute.  Further, summarize for us the results of your most recent impairment evaluation which supported the carrying value of your OC-BVI equity method investment as of September 30, 2011, and the reasons for the conclusions reached.  Refer to FASB ASC 323-10-35-32.

Response:

While we anticipated a ruling by the Appellate Court on the appeals by the end of 2011, the ruling has not yet been issued.  When the Appellate Court issues its ruling we will disclose this information and its impact (if any) on the carrying value of our investment in OC-BVI.

The remaining (i.e. - after the impairment charges recorded in 2009 as a result of the ruling of the Eastern Caribbean Supreme Court) carrying value of our investment in OC-BVI represents its market value based upon the discounted cash flows derived by OC-BVI from two sources: (1) the $10.4 million settlement award by the Supreme Court (of which $5 million has been paid to date) and (2) OC-BVI’s contract with the BVI government for water supplied from OC-BVI’s  Bar Bay plant.  Since the recording of the impairment charge during the fourth quarter of 2009 to reduce the carrying value of our investment in OC-BVI to its estimated market value, circumstances have not changed.  The BVI government has met, and we believe will continue to meet, its obligations under the contract for the Bar Bay plant and the Appellate Court has yet to communicate its ruling with respect to the appeal filed by the BVI government to reduce the $10.4 million awarded by the Supreme Court.  Accordingly, we believe that the carrying value of our investment in OC-BVI did not exceed its market value as of September 30, 2011.

*           *           *           *           *

We hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

/s/ David W. Sasnett
David W. Sasnett
Chief Financial Officer

cc:	Milwood Hobbs, Staff Accountant
Frederick W. McTaggart, Chief Executive Officer
Leslie J. Croland, P.A.